Filed Pursuant to Rule 433

Registration Statement No. 333-277791

Pricing Term Sheet

MSCI Inc.

$500,000,000 5.150% Senior Notes due 2036

Pricing Term Sheet

Issuer:	MSCI Inc.

Principal Amount:	$500,000,000

Maturity:	March 15, 2036

Coupon:	5.150%

Price:	99.650% of principal amount

Yield to maturity:	5.195%

Spread to Benchmark Treasury:	T+ 110 bps

Benchmark Treasury:	4.250% UST due August 15, 2035

Benchmark Treasury Yield and Price:	101-07 + / 4.095%

Interest Payment Dates:	March 15 and September 15, commencing March 15, 2026

Redemption Provisions:

Make-whole call:	Prior to December 15, 2035, at a discount rate of Treasury plus 20 basis points, plus accrued and unpaid interest, if any

Par call:	On or after December 15, 2035 (three months prior to the maturity date), at 100% of the principal amount, plus accrued and unpaid interest thereon to, but not including, the redemption date

Trade Date:	October 30, 2025

Settlement*:	T+5; November 6, 2025

CUSIP:	55354GAS9

ISIN:	US55354GAS93

Ratings**:	Baa3/BBB-/BBB- (Moody’s/S&P/Fitch)

Minimum denomination:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Bookrunners:	J.P. Morgan Securities LLC BofA Securities, Inc. Goldman Sachs & Co. LLC Morgan Stanley & Co. LLC Citizens JMP Securities, LLC RBC Capital Markets, LLC TD Securities (USA) LLC

Co-Managers:	Credit Agricole Securities (USA) Inc. Huntington Securities, Inc. M&T Securities, Inc. Scotia Capital (USA) Inc. R. Seelaus & Co., LLC

*We expect that delivery of the notes will be made against payment therefor on or about the fifth business day following the date of pricing of the notes (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Securities and Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to one business day before delivery will be required, by virtue of the fact that the notes initially will settle in T+5, to specify alternate settlement arrangements at the time of any such trade to prevent a failed settlement and should consult their own advisers.

**Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC that became effective on March 8, 2024 and a preliminary prospectus supplement for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan at (212) 834-4533 or BofA Securities, Inc. at 1-800-294-1322.

This communication is qualified in its entirety by reference to the Preliminary Prospectus Supplement dated October 30, 2025 (the “Preliminary Prospectus Supplement”). The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg email or another communication system.